[Bank of Montreal Letterhead]

May 9, 2017

Cecelia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Mail Stop 4628

Washington, D.C. 20549

Re:	Bank of Montreal (the “Bank”)
Form 40-F for Fiscal Year ended October 31, 2016
Filed December 6, 2016
File No. 001-13354

Dear Ms. Blye:

This letter responds to the comment letter (the “Comment Letter”) from staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 10, 2017, concerning the Annual Report on Form 40-F for the fiscal year ended October 31, 2016 (the “2016 40-F”) of the Bank.

To facilitate the Staff’s review, the Bank has included in its response the numbered questions as raised in the Comment Letter and provided responses immediately following each numbered comment.

The Bank has prepared its response to the Comment Letter by accessing certain reporting systems and requesting information on operations and activities from lines of businesses and specialist departments. While the Bank acknowledges its responsibility for its response to the Comment Letter, it is not possible to be certain that every relationship or transaction has been captured in our process given the size and breadth of the Bank’s operations and because the Bank’s systems are not generally designed to automatically capture the information in the format requested in the Comment Letter.

The Bank reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. Numbers used herein such as numbers of accounts, account balances and present exposures were as at March 31, 2017 unless otherwise indicated.

Staff Comment #1

In a letter to us dated April 24, 2014 you described contacts with Sudan and Syria. You state on page 7 of Exhibit 99.1 to the 40-F that your wealth management group competes in Europe, the Middle East, and Africa (EMEA), areas that include Sudan and Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

BANK’S RESPONSE

Summary

In accordance with the Bank’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program (the “Sanctions Policy”), which applies to all of the Bank’s operations globally and significantly restricts business and dealings with clients or counterparties in countries subject to Canadian and U.S. sanctions, including Sudan and Syria (collectively, the “Subject Countries”), the Bank has conducted minimal activities with clients or counterparties in the Subject Countries since the date of the Bank’s April 24, 2014 letter to Staff (the “2014 Letter”).

The Bank does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in either of the Subject Countries.

The Bank’s activities in the Subject Countries were minimal for the five month interim period ended March 31, 2017 (the “Interim Period”) and in the Bank’s fiscal years ended October 31, 2014, 2105 and 2016 (together with the Interim Period, the “Review Period”). Any business activity or transaction relating to Sudan or Syria is restricted by the Sanctions Policy. The Bank has procedures in place to escalate proposed business activity or transactions to its Anti-Money Laundering Office for review and assessment of whether that activity is legally permissible.

Sudan

During the Review Period, the Bank’s Canadian operations participated in one trade finance transaction in which it was the advising bank under the related letter of credit and both the beneficiary and the issuing bank were Sudanese state owned entities. In addition, one trade finance transaction involving a Sudanese state owned entity initiated prior to the Review Period expired during the Review Period. The Bank also processed nominal wire transfers involving Sudanese residents. The Bank’s activities were and are permissible under applicable Canadian sanctions and outside the scope of prohibitions under applicable U.S. sanctions.

Syria

During the Review Period, the Bank has had minimal interactions with residents of Syria, and the Bank’s Canadian operations have a very small number of personal bank accounts for residents of Syria. The Bank’s Canadian operations maintain a correspondent banking relationship with one, non-state owned, Syrian bank for processing Canadian government immigration related refund payments to Syrian nationals. These activities are permissible under applicable Canadian sanctions and outside the scope of the prohibitions under applicable U.S. sanctions. The Bank maintains two letters of credit of nominal amounts involving Syrian state owned entities that were initiated prior to the Review Period and prior to the imposition of Canadian and U.S. sanctions on Syria. These instruments have been frozen since sanctions were imposed and the formal cancellation of the letters of credit remains pending pursuant to the sanctions.

Staff Comment #2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

BANK’S RESPONSE

Summary

The Bank’s business activities or contacts in the Subject Countries during the Review Period were not, and currently are not, material in quantitative or qualitative terms, nor did such operations or contacts constitute a material investment risk to the Bank’s security holders. The Bank’s quantitative and qualitative analysis below supports these conclusions.

Quantitative Analysis

Relative to the Bank’s total revenues, assets and liabilities for the Interim Period and each of the fiscal years in the Review Period, the Bank’s activities with clients or counterparties in the Subject Countries as described above, across all of the Bank’s businesses (Personal and Commercial, Capital Markets and Wealth Management), which are estimates, are immaterial.

Revenues attributable to each of the Subject Countries as a percentage of the Bank’s total revenues were: approximately 0.00002% for the Interim Period and 0.00001% in 2016 (0.00001% in 2015 and 0.00001% in 2014) for Sudan and 0.0008% for the Interim Period and 0.0009% in 2016 (0.0009% in 2015 and 0.0009% in 2014) for Syria.

Assets attributable to each of the Subject Countries as a percentage of the Bank’s total assets were: approximately 0.0% for the Interim Period and 0.0% in 2016 (0.0% in 2015 and 0.0% in 2014) for Sudan and 0.0003% for the Interim Period and 0.0003% in 2016 (0.0003% in 2015 and 0.0003% in 2014) for Syria.

Liabilities attributable to each of the Subject Countries as a percentage of the Bank’s total liabilities were: approximately 0.0002% for the Interim Period and 0.0003% in 2016 (0.0003% in 2015 and 0.0003% in 2014) for Sudan and 0.0002% for the Interim Period and 0.0002% in 2016 (0.0002% in 2015 and 0.0002% in 2014) for Syria.

Qualitative Analysis

The Bank’s activities with clients and counterparties in the Subject Countries are immaterial to its total revenues, assets and liabilities. The Bank continues to believe that there is no material effect on its share value or reputation (for the reasons listed below), particularly in light of the Bank’s minimal activities in Sudan and Syria.

During the Review Period, the Bank did not, and it does not currently, conduct any business from within any of the Subject Countries and the Bank’s business activity in the Subject Countries, which is limited to its Canadian operations, remains minimal.

The Bank’s common shares trade on various Canadian and U.S. alternative trading systems, the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The majority of the shares are held by Canadian residents and the majority of the trading in the Bank’s common shares occurs on the TSX. The average daily trading volume of the Bank’s common shares for the six month interim period ended April 30, 2017 was 1,465,344 common shares on the TSX compared to 139,376 common shares on the NYSE. The average daily trading volume for the Bank’s 2016 fiscal year was 1,302,795 common shares on the TSX and 218,359 common shares on the NYSE.

The Bank is aware of the fact, as noted in the Comment Letter, that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism (the “Initiatives”). The Bank respects the views of investors who hold these views. In light of the reasons stated above, including the limited nature of the Bank’s exposure to the Subject Countries, the Bank does not believe that the Initiatives will result in any material investment risk to its security holders.

In light of the foregoing, the Bank’s contacts with the Subject Countries are neither quantitatively nor qualitatively material.

Please contact us with any questions or comments regarding the foregoing.

Very truly yours,

BANK OF MONTREAL

/s/ Thomas E. Flynn
Thomas E. Flynn Chief Financial Officer

cc:	David Simpson
Simon A. Fish
Daniel Leslie
Colleen M. Hennessy
William C. Hermann

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